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January 25, 2005


Securities and Exchange Commission
Office of Document Control
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Total Return US Treasury Fund, Inc.
         File Nos.  033-12179, 811-5040
         CIK: 0000811160

Ladies and Gentlemen:

On behalf of Total Return US Treasury Fund, Inc., a Maryland corporation, enclosed please find, pursuant to paragraph (a)(1) of Rule 485 of the Securities Act of 1933 (the "1933 Act"), Post-Effective Amendment No. 23 to the
Registrant's Registration Statement on Form N-1A under the 1933 Act and Post-Effective Amendment No. 26 under the Investment Company Act of 1940. The purpose of the filing is to:

     (1)  Disclose Registrant's market timing policy;
     (2) Disclose the circumstances under which the Registrant fair values securities;
     (3)  Disclose  Registrant's  policy regarding portfolio holding disclosure;
          and
     (4)  Make certain other changes.

If you have any questions concerning this filing, please do not hesitate to call me collect at (207) 822-6680.

Sincerely,

/s/ Leslie Klenk

Leslie Klenk
Forum Administrative Services, LLC

cc:      Carl Frischling, Esq.
         Kramer Levin Naftalis & Frankel LLP

Enclosure




         Forum Financial Group Two Portland Square Portland, Maine 04101